FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 8, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Telekom Austria Group is the Winning Bidder for the 3rd License in Serbia for EUR 320mn (Ad-hoc)
Vienna, November 7, 2006: Telekom Austria Group (VSE: TKA, NYSE: TKA) today reported that the Serbian Regulatory Authority has announced that mobilkom austria, the wireless subsidiary of the Telekom Austria Group, is the winning bidder for the GSM 900/1800 and UMTS license for the territory of the Republic of Serbia, offered in a tender.
The license shall be granted for a period of ten years and shall be automatically extended upon expiry for another ten years. mobilkom austria submitted a bid for the license on November 3, 2006 in the amount of EUR 320 million and 1 EURO.
“We are satisfied to have taken one more step towards entering the telecommunications market in Serbia, which we believe offers an attractive opportunity supported by a favorable macroeconomic environment in Serbia,” says Boris Nemsic, Chief Executive Officer of the Telekom Austria Group.
The license conditions include a requirement to launch operations within 6 months following the license grant date and to provide coverage of 20% of the population as well as of the three major highways within 12 months after the grant date. 50% of the population and all highways have to be covered within 24 months and 80% of the population and 90% of the territory of the Republic of Serbia have to be covered within 48 months. Payment of the license fee is expected in 2006.
“We aim to start developing the new mobile license in Serbia without delay and with the utmost efficiency in order to take advantage of the window of opportunity provided by ongoing market dynamics. Furthermore, we intend to make use of all the preparatory work done earlier this year when mobilkom austria planned to enter the Serbian market via the acquisition of the second operator, and to fully exploit synergies from our existing operations in Croatia and Bulgaria,” Boris Nemsic continues.
For the network rollout Telekom Austria expects capital expenditures to amount to approximately EUR 250 million by 2009. The company anticipates positive EBITDA and free cash flow from the new business in 2009. Taxation exemptions granted for investments combined with the possibility to carry forward initial losses are expected to significantly reduce the tax burden and result in only minimal taxes paid over the first ten years.
The acquisition of the license and the planned launch of operations will not cause the Telekom Austria Group to exceed its self-imposed threshold of net debt/EBITDA of 2.0x.

Furthermore, market entry into Serbia will not impact the planned share buyback program. Previously announced dividend policy remains unchanged.
Contact:
Peter E. Zydek
Head of Investor Relations
Telekom Austria Group
Tel.: +43 (0) 590591-19001
E-mail: peter.zydek@telekom.at
Additional information on Serbia:

	2005	2004	2003

Mobile penetration (in %)[1]	64%	58%	44%
Population Republic of Serbia[1]	7.5m	7.5m	7.5m
GDP (in EUR) (PPP)[2]	47,009 bn	43,337 bn	38,714 bn
GDP/capita (in EUR) (PPP)	6,210	5,740	5,140
GDP growth (in %, real)	6.5%	9.3%	2.4%
Inflation (in %)	15%	11.4%	9.9%
Unemployment rate (in %, average)	20%	18.5%	14.6%
Conversion rate CSD/EUR (average)	83.19	73.00	65.05

1) Population and penetration statistics do not include Kosovo

2) Source: Vienna Institute of International Economic Studies (WIIW) Feb. 2006
Disclaimer:
This release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as ,,believe,“ ,,intend,“ ,,anticipate,“ ,,plan,“ ,,expect“ and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for mobile telecommunications services or equipment and new products;
•	competitive forces in Serbia including pricing pressures, technological developments, and our ability to retain market share in the face of competition from existing and new market entrants;
•	the effects of our tariff reduction or other marketing initiatives;
•	the regulatory developments and changes, including the levels of tariffs, the terms of international settlement arrangements;
•	our ability to achieve cost savings and realize productivity improvements;
•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;
•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;
•	the progress of our domestic and international investments, joint ventures and alliances;
•	the impact of our new business strategies and transformation program;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;
•	the outcome of litigation in which we are involved;
•	the level of demand in the market for our shares which can affect our business strategies;
•	changes in the law including regulatory and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in Serbia.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 8, 2006